February 23, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, DC 20549-6010

Attn: Mr. Jeffrey Riedler

Re:	Perrigo Company
Form 10-K for Fiscal Year ended June 27, 2009
Filed August 18, 2009
File No. 000-19725
DEF14A
Filed September 22, 2009
File No. 000-19725

Dear Mr. Riedler:

This letter sets forth the response of Perrigo Company (“we” or “our”) to the comment on the above-referenced filing provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 17, 2010.

The staff’s comment is restated below in bold type and is followed by our response.

DEF14A

Certain Relationships and Related Party Transactions, page 9

1.	Please file the Lease Agreement with Arkin Real Estate Holdings (1961) Ltd. as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

We filed the lease with Arkin Real Estate Holdings (1961) Ltd. on May 5, 2005 as Exhibit 10(f) to our Quarterly Report on Form 10-Q for the period ended March 26, 2005. This agreement is listed as Exhibit 10.12 in, and is incorporated by reference into, our Annual Report on Form 10-K for the year ended June 27, 2009. In our filings, the lease is captioned “Contract, dated as of December 19, 2001, between Arkin Real Estate Holdings (1961) Ltd. and Agis Industries (1983) Ltd.”, as that reflects how the lease itself is actually titled.

Securities and Exchange Commission

February 23, 2010

The lease, as filed, was entered into on December 19, 2001 by Arkin Real Estate Holdings (1961) Ltd. and Agis Industries (1983) Ltd., which we acquired in 2005. On June 14, 2006, we exercised our right under the lease to extend its term through December 31, 2011 by providing written notice to Arkin Real Estate Holdings (1961) Ltd. The extension did not affect any of the provisions of the lease other than its term. Accordingly, we have not filed the notice of extension.

On January 19, 2008, we and Arkin Real Estate Holdings (1961) Ltd. entered into an Annex to the lease, which had the effect of modifying the rent payable under the lease from $43,000 per month to $45,000 per month. We did not, and do not, regard this to be a material modification to the lease. Accordingly, we did not file the Annex as an exhibit to our Form 10-K. In order to avoid any further questions with respect to this issue, we hereby undertake to file the Annex as an exhibit to our Quarterly Report on Form 10-Q for the period ending March 27, 2010 and to incorporate it by reference into our Annual Report on Form 10-K for the year ending June 26, 2010.

*        *        *        *        *

In connection with this response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (269) 686-1941 or via e-mail at tkingma@perrigo.com.

Very truly yours,

/s/ Todd W. Kingma Todd W. Kingma
Executive Vice President, General Counsel and Secretary